Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands, Except Ratios)

	For the Year Ended December 31,					Pro Forma 2010	Six months ended 6/30/11	Pro Forma Six months ended 6/30/11
	2006	2007	2008	2009	2010
Earnings:
Net earnings	$19,935	$35,135	$72,272	$24,986	$37,551	$28,331	$19,465	$17,379
Provision for income taxes	10,733	19,515	44,585	23,995	13,440	10,282	12,010	10,791
Amortization of capitalized interest	419	786	1,751	1,508	1,122	1,122	552	552
Fixed charges excluding interest capitalized	1,362	1,385	2,607	4,657	9,133	21,821	7,333	10,638

Total	32,449	56,821	121,215	55,146	61,246	61,556	39,360	39,360

Fixed Charges:
Interest expense (gross of interest income)	1,254	1,261	2,488	4,349	7,514	19,212	6,348	9,473
Amortization of deferred financing expense	—	—	—	235	1,544	2,534	870	1,050
Interest capitalized	2,797	4,021	2,232	—	736	1,046	4,041	4,041
Interest component of rental expense	108	124	119	73	75	75	115	115

Total	4,159	5,406	4,839	4,657	9,869	22,867	11,374	14,679
Ratio of Earnings to Fixed Charges	7.8	10.5	25.0	11.8	6.2	2.7	3.5	2.7